08025612

RECEIVED
2008 JAN 24 AM 7:33
SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/25/06 (MM/DD/YY) AND ENDING 11/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLDMAN SACHS JBWERE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza, Level 42
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Simon W. Wheatley 212-855-0346
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

PricewaterhouseCoopers Center (Address) 300 Madison Ave (City) New York, NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Simon W. Wheatley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Sachs JBWere Inc., as of November 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON K. SUESSBRICK
Notary Public, State of New York
No. 01SU6080882
Qualified in New York County
Certificate Filed in New York County
Commission Expires Sept. 23, 2008

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goldman Sachs JBWere Inc.

(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)

Statement of Financial Condition

November 30, 2007

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of
Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Index
November 30, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of Goldman Sachs JBWere Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs JBWere Inc. (the "Company") at November 30, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 17, 2008

Goldman Sachs JBWere Inc.
(A wholly owned subsidiary of Goldman Sachs JBWere Group Holdings Pty. Ltd.)
Statement of Financial Condition
November 30, 2007

Assets	
Cash and cash equivalents	$ 12,785,832
Loan receivable from Parent	3,165,000
Receivable from affiliates	2,175,824
Deferred income taxes	70,922
Other assets	739,952
Total assets	$ 18,937,530
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliates	$ 741,653
Accrued expenses and other liabilities	2,546,703
Total liabilities	3,288,356
Commitments (see Note 6)	
Stockholder's equity	
Common stock ($50 par, 1,000 shares authorized, 760 shares issued and outstanding)	38,000
Additional paid-in capital	6,702,000
Retained earnings	8,909,174
Total stockholder's equity	15,649,174
Total liabilities and stockholder's equity	$ 18,937,530

The accompanying notes are an integral part of this statement of financial condition.

1. Description of Business

Goldman Sachs JBWere Inc. (the "Company") is wholly owned by Goldman Sachs JBWere Group Holdings Pty. Ltd. of Melbourne, Australia (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc.

The Company's principal business activity is brokering Australian and New Zealand securities for its U.S. customers with affiliated broker-dealers in Australia and New Zealand. Goldman Sachs and Co., an affiliated company, brokers Australian and New Zealand securities trades with its U.S. based clients on behalf of the Company, for which the Company receives a commission. Goldman Sachs JBWere Pty Ltd, an Australian affiliate, executes and clears all of the above mentioned Australian securities transactions on behalf of the Company. Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, executes and clears all of the above mentioned New Zealand securities transactions on behalf of the Company. The Company also acts as a broker in American Depository Receipts.

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions earned and related expenses incurred on securities transactions are recorded on a trade date basis.

The Company considers all highly liquid instruments with original maturities of three months or less at the date of purchase to be cash equivalents. At November 30, 2007, cash and cash equivalents, as reported on the Statements of Financial Condition represent cash held at a major U.S. financial institution.

The Company recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years.

3. Related Party Transactions

The Company executes and clears all Australian and New Zealand securities transactions through Goldman Sachs JBWere Ltd., an Australian affiliate, and Goldman Sachs JBWere (NZ) Ltd., a New Zealand affiliate, respectively. The remaining commissions revenue are derived from underwriting transactions and trading American Depository Receipts. The Company pays the affiliates an intercompany service fee for the cost of providing such services. This service fee is calculated based upon a percentage of the commissions earned by the Company for brokering Australian and New Zealand securities transactions. Receivable from affiliates included on the Statement of Financial Condition at November 30, 2007 represents commission receivable earned by the Company for brokering these transactions. Payable to affiliates included on the Statement of Financial Condition at November 30, 2007 represents commissions payable to affiliates and payable to Goldman Sachs for overhead charges.

The Company also provides research services for various affiliates, for which it charges the affiliates a portion of the costs associated with providing such services.

Loan receivable from Parent balance of $3,165,000 includes accrued interest of $165,000 and the loan amount of $3,000,000 and is reflected on the Statement of Financial Condition. The loan bears an interest rate of 6% and matured on January 15, 2008. The principal and interest on this loan remained outstanding subsequent to year-end, pending renegotiation of terms with the Parent.

The Company pays Goldman Sachs Inc., a monthly service fee to cover overheads incurred, which mainly consist of occupancy and systems related costs.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As set forth in SEC Rule 15c3-1, a broker-dealer may elect to compute its net capital requirements under the alternative method. The minimum net capital percentage required under the alternative method is 2 percent of aggregate debit items. As a result, this method requires a broker-dealer to maintain minimum net capital equal to the greater of $250,000 or 2 percent aggregate debit balances included in the reserve formula. At November 30, 2007, the Company had net capital of $9,477,476, which is $9,227,476 in excess of its required net capital of $250,000.

5. Income Taxes

As of November 30, 2007, the Company recorded a deferred tax asset of $70,922 which is primarily attributable to the vacation payable accrual not currently deducted for tax purposes.

The effective rate differs from the statutory rate mainly due to state and local taxes.

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109." FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The company will adopt the provisions of FIN No. 48 in the first quarter of 2008. Adoption of FIN No. 48 will not have a material effect on the Company's financial condition, results of operations or cash flows.

END